UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission File Number 1-15997

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Entravision Communications Corporation 2001 Employee Stock Purchase Plan

(Full name of registrant)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West

Santa Monica, California 90404

EXHIBIT 23.1

Consent of McGladrey & Pullen, LLP

EXHIBIT 23.2

Consent of PricewaterhouseCoopers LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Participants

Entravision Communications Corporation

2001 Employee Stock Purchase Plan

Santa Monica, California

We have audited the accompanying statement of financial condition of the Entravision Communications Corporation 2001 Employee Stock Purchase Plan as of December 31, 2009, and the related statement of income and changes in equity for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Entravision Communications Corporation 2001 Employee Stock Purchase Plan as of December 31, 2009, and the income and changes in equity for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/    McGladrey & Pullen, LLP

Los Angeles, CA

March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Entravision Communications Corporation 2001 Employee Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial condition of the Entravision Communications Corporation 2001 Employee Stock Purchase Plan (the “Plan”) at December 31, 2008 and the income and changes in plan equity for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Los Angeles, CA

March 30, 2009

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2009	2008
ASSET
Receivable from Plan sponsor	$0	$232,465

LIABILITY
Distributions due to participants	0	232,465

Plan equity	$—	$—

See Notes to Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2009	2008	2007
Additions to net assets attributed to:
Participant contributions	$127,763	$804,737	$973,168

Deductions from net assets attributed to:
Distributions for purchases of stock	(254,863)	(785,241)	(872,833)
Change in distributions due to participants	232,465	106,375	(47,521)
Withdrawals by participants from Plan	(105,365)	(125,871)	(52,814)

Change in net assets available for benefits	—	—	—

Plan equity:
Beginning	—	—	—

Ending	$—	$—	$—

See Notes to Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan

The Entravision Communications Corporation 2001 Employee Stock Purchase Plan (the “Plan”) is a self-funded contributory stock purchase plan that provides employees the option to purchase Entravision Communications Corporation (“Plan sponsor”) Class A Common Stock (the “stock”) at a discounted price. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General. The Plan was adopted by the Board of Directors of the Plan sponsor on April 4, 2001 to allow eligible employees to purchase Plan sponsor stock (initially 600,000 shares in the aggregate plus an additional 600,000 shares, beginning January 2002, each calendar year for ten calendar years subject to adjustment as provided in the Plan). Eligible employees are employees of the Plan sponsor or any of its designated subsidiaries who have completed at least six months of continuous service as an employee as of an offering date. Two offering periods commence in each calendar year. The offering periods consist of the six-month periods commencing on each February 15 and August 15, during which periods eligible participants may elect to have deducted a portion of their compensation to purchase shares of stock at the end of such offering period. The purchase price of the stock is 85% of the lower of the day preceding the beginning-of-period or end-of-period closing market price. Fair market value is defined as the closing price as reported by the New York Stock Exchange for such date.

A participant may withdraw from the Plan only at the beginning of an offering period, and may not withdraw from the Plan during an offering period. Unless a participant has previously withdrawn from the Plan, shares are issuable on the last day of each offering period. No fractional shares are issued, and any remaining participant balance is carried forward to the next offering period.

On July 23, 2009, the Board of Directors of the Plan sponsor adopted a resolution to suspend the Plan effective August 15, 2009. As a result, there will be no enrollments for any future offering periods until further notice. Anyone who was enrolled in the February 15 to August 14, 2009 period had shares issued to them at the end of the August 14, 2009 offering period as provided by the Plan, with any excess contributions refunded to the participants.

Contributions. Contributions to the Plan are made by the participants based on the amount participants elect to have deducted, not to exceed 15% of their compensation. However, no participant may purchase more than 25,000 shares of stock during any offering period. In addition, no participant can purchase stock with a fair market value in excess of $25,000 per calendar year. Contributions are made through payroll deductions. The Plan’s first offering period commenced on August 15, 2001 and has had sixteen completed periods as of December 31, 2009, in which an aggregate of 1,402,941 shares of stock were purchased for participants.

Distributions. Distributions represent amounts used to acquire stock for eligible employees. Participants may change their payroll withholding elections only at the beginning of an offering period, and may not change their payroll withholding elections during an offering period. Upon termination of employment for any reason, including death, participation in the Plan terminates immediately and all amounts deducted for such a participant prior to the end of the offering period will be returned in cash and without interest.

Administrative expenses. The Compensation Committee of the Board of Directors of the Plan sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan sponsor.

Vesting and termination. At all times, participants have fully-vested, non-forfeitable rights to all amounts deducted from their compensation. The Plan may be terminated or amended by the Board of Directors of the Plan sponsor at any time, except that it may not increase the number of shares of stock subject to the Plan other than as described above.

Plan accounts. The Plan sponsor maintains Plan accounts on its books in the name of each participant during each offering period. Amounts deducted from a participant’s compensation are credited to the participant’s Plan account. Such amounts are not held in a separate trust and may be commingled with the Plan sponsor’s general assets. No interest is credited on such accounts.

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 2. Summary of Significant Accounting Policies

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Purchases of stock. Payments for the purchase of Plan sponsor stock are recorded when the purchases are made at the end of each semi-annual offering period. The fair value of the stock purchases was $0.3 million, $0.9 million and $1.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Participant contributions. Participant contributions, as well as a related receivable from the Plan sponsor, are recorded when amounts are deducted from participants’ compensation for the purchase of Plan sponsor stock.

Distributions due to participants. Participants may withdraw their elections to fund their contributions to the Plan only at the beginning of an offering period; therefore, all participant contributions not previously expended for stock purchases are recorded as a liability.

Use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3. Income Taxes

The right to purchase shares of stock under the Plan is intended to constitute an option granted by the Plan sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code (“Code”), and such shares, for income tax purposes, shall be treated in accordance with the provisions thereof. The Plan is neither qualified under Section 401(a) of the Code nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Participants are not considered to have income for federal income tax purposes as a result of their purchasing shares under the plan. Amounts deducted from participants’ compensation do not reduce the amount of their income for tax purposes.

Note 4. Plan Amendment

Effective December 31, 2005, the Board of Directors of the Plan sponsor approved certain amendments to the Plan. The amendments provide that participants in the Plan may change their payroll withholding elections or withdraw from the Plan only at the beginning of an offering period, and may no longer change their payroll withholding elections or withdraw from the Plan during an offering period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTRAVISION COMMUNICATIONS
CORPORATION 2001 EMPLOYEE STOCK PURCHASE PLAN

By:	ENTRAVISION COMMUNICATIONS CORPORATION
(Plan Administrator)

By:	/s/ CHRISTOPHER T YOUNG
Christopher T. Young
Chief Financial Officer

Date: March 31, 2010